UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )


                                  ARTISTdirect Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    04315D400
--------------------------------------------------------------------------------
                                 (CUSIP Number)


	Clint Coghill
	Coghill Capital Management
	1 N Wacker Dr. Ste. #4350
	Chicago, IL 60606
	312-324-2000


--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                               June 25, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [x]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
================================================================================

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CUSIP NO. 04315D400                     13D                          PAGE 2 OF 8
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   1     NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

   CCM Master Qualified Fund, Ltd.*  98-0363044
          Coghill Capital Management, LLC.+*  36-4313801
          Clint D. Coghill+*
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a)[ ]
                                                                         (b)[x]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)
         WC

-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 [ ]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

          CCM Master Qualified Fund, Ltd.* - Cayman Islands
 	   Coghill Capital Management, LLC.+* - Delaware, USA
          Clint D. Coghill+* - USA

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                                7    SOLE VOTING POWER
                                     0

         NUMBER OF            ------ -------------------------------------------
           SHARES               8    SHARED VOTING POWER
        BENEFICIALLY                 1,943,757++
          OWNED BY
            EACH              ------ -------------------------------------------
         REPORTING              9    SOLE DISPOSITIVE POWER
           PERSON                    0
            WITH
                              ------ -------------------------------------------
                               10    SHARED DISPOSITIVE POWER
                                     1,943,757++

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,943,757++
-------- -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                                 [ ]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9%++
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CCM Master Qualified Fund, Ltd.* - CO
   Coghill Capital Management, LLC.+* - IA
          Clint D. Coghill+* - IN

--------------------------------------------------------------------------------

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CUSIP NO. 04315D400                     13D                          PAGE 3 OF 8
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                                  Schedule 13D

Item 1.   Security and Issuer.
          -------------------

          This statement relates to the Common Stock, of ARTISTdirect, Inc. (the "Issuer"). The address of the Issuer's principal offices is:

1601 Cloverfield Blvd
Suite 400 South
Santa Monica, CA 90404
United States

Item 2.   Identity and Background.
          -----------------------

          (a) The name of the reporting persons are:  CCM Master
Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and
Clint D. Coghill+*.

          (b) The address of principal business office is:
1 N. Wacker Dr. Ste. #4350
Chicago, IL 60606

          (c) Coghill Capital Management LLC+*, is an SEC registered investment advisor.

          (d) During the five years prior to the date hereof, CCM
Master Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and or Clint D. Coghill+* have not been convicted in a criminal proceeding
 (excluding traffic violations or similar misdemeanors).

          (e) During the five years prior to the date hereof, CCM Master Qualified Fund, Ltd*, Coghill Capital Management, LLC+*, and or Clint D. Coghill+* have not been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.

          (f) Coghill Capital Management, LLC is incorporated in Delaware, USA.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Working Capital of CCM Master Qualified Fund, Ltd.*

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CUSIP NO. 04315D400                     13D                          PAGE 4 OF 8
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Item 4.   Purpose of Transaction.
          ----------------------
In conjunction with the Issuer's acquisition of its MediaDefender unit on July 28, 2005, the Issuer completed a $15,000,000 senior secured debt transaction (the "Senior Financing") and a $30,000,000 convertible subordinated debt transaction (the "Sub-Debt Financing"). As further described in the Issuer's current Annual Report on Form 10KSB, filed with the SEC on March 31, 2008 (the "2008 Annual Report"), multiple events of default currently exist under both the Senior Financing documents and the Sub-Debt Financing documents. These events of default date from at least December 31, 2006. The 2008 Annual Report further discloses that the Issuer has been exploring various alternatives to resolve these events of default and retained Salem Partners, LLC to serve as a financial advisor to the Issuer in order to explore a possible sale, merger, consolidation, reorganization or other business combination involving the Issuer, and the restructuring of the material terms of the Senior Financing documents, and the Sub-Debt Financing documents.

Due to the continuing nature of these events of default, and the continuing harm they are causing to the Issuer's business prospects, the Reporting Persons intend to engage in discussions with the Issuer's debt holders, stockholders, management, board of directors, and/or third parties (such persons collectively, "Interested Parties") in an effort to formulate additional plans or proposals to address the continuing events of default and related issues.
In this regard, the Reporting Persons may determine to attempt to arrange, or participate in, an extraordinary corporate transaction with respect to the Issuer, such as an acquisition, a sale of all or substantially all of the Issuer's assets, a reorganization (within or outside of bankruptcy), a recapitalization, or a liquidation of the Issuer.

In addition to the foregoing, the Reporting Persons may pursue other alternatives to maximize the value of their investment in the Issuer. Such alternatives could involve, without limitation, the Reporting Persons' purchase of additional common stock, debt, or other securities of the Issuer in the open market, in privately negotiated transactions or otherwise, and the sale of all or a portion of the securities of the Issuer now owned or hereafter acquired by them in the open market, in privately negotiated transactions or otherwise. Further, depending upon the outcome of their discussions with the Interested Parties, and future developments with respect to the Issuer, the Reporting Persons will continue to evaluate and analyze the Issuer, and based upon such analysis and such other factors which the Reporting Persons may consider relevant, the Reporting Persons may or may not (1) seek changes in the present board of directors or management of the Issuer, including proposals to change the number or term of directors, (2) seek material changes in the present capitalization or dividend policy of the Issuer, (3) seek other material changes in the Issuer's business or corporate structure, (4) seek changes in the Issuer's Articles of Incorporation and By-laws or take other actions which may impede the acquisition of control of the Issuer by any person, (5) seek to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (6) seek to cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (7) take any action similar to any of those enumerated above, or any other action the Reporting Persons may determine to be in their interest.

The Reporting Persons have not at this time elected to pursue any particular course of action. Further, the Reporting Persons reserve the right to revise their plans or intentions at any time and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Accordingly, the Reporting Persons intend to closely evaluate the performance of the Issuer (including without limitation, the Issuer's share price, business, assets, operations, financial condition, capital structure, management and prospects), any plans or proposals made by the Issuer or its agents or financial advisors or other third parties, and the actions of other Interested Parties.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth above, relate to, or would result in, any of the actions enumerated in clauses (a) through (j) of Item 4 of
Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

(a) CCM Master Qualified Fund, Ltd*, Coghill Capital Management,
LLC+*, and Clint D. Coghill+* have beneficial ownership of 1,943,757++ shares (9.9%++).

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CUSIP NO. 04315D400                     13D                          PAGE 5 OF 8
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          (b) Number of Shares as to which CCM Master Qualified
Fund, Ltd*, Coghill Capital Management, LLC+*, and Clint D.
Coghill+* have:

               (i)    sole power to vote or to direct the vote:

                      0 shares of Common Stock.

               (ii)   shared power to vote or to direct the vote:

                      1,943,757++ shares of Common Stock (9.9%++).

               (iii)  sole power to dispose or to direct the disposition:

                      0 shares of Common Stock.

               (iv)   shared power to dispose or to direct the disposition:

                      1,943,757++ shares of Common Stock (9.9%++).

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CUSIP NO. 04315D400                     13D                          PAGE 6 OF 8
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          (c) Transaction occurring during the past sixty days:

	none

          (d) N/A

          (e) N/A

Item 6.   Contracts, Arrangements, Undertakings or Relationships with Respect
          -------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

	On March 17, 2008, the Reporting Persons entered into a Forbearance and Consent Agreement (the "Forbearance Agreement") with the Company in connection with the Senior Debt Financing, which was effective as of February 20, 2008. Pursuant to Forbearance Agreement, the Reporting Persons have agreed to forbear from exercising any of their rights and remedies under the Senior Financing transaction documents through December 31, 2008 in exchange for an adjustment in the interest rate associated with the Senior Notes from 11.25% to 15%, provided the loan is repaid prior to September 30, 2008 or 16%, if the loan remains outstanding subsequent to that date.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

	N/A

Explanation of Responses:
* The reporting persons disclaim beneficial ownership of the securities except to the extent of their pecuniary interest therein.

+ Principal of the investment manager or investment manager to the investment management entity in whose account the reported securities are held

++ Certain of the securities described above are convertible securities of which the reporting persons may be deemed to have beneficial ownership, and such securities provide that the Reporting Persons cannot convert the securities to the extent such conversion would result in the Reporting
Persons beneficially owning more than 9.99% of the Issuer's common shares.
The Reporting Persons may waive such limitation upon sixty-one (61) days prior notice to the Issuer.

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CUSIP NO. 04315D400                     13D                          PAGE 7 OF 8
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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 3, 2008


/S/ Clint D. Coghill+*
----------------------------
Clint D. Coghill+*

/S/ Coghill Capital Management, LLC+*
----------------------------
Coghill Capital Management, LLC+*

/S/ CCM Qualified Master Fund, Ltd.*
----------------------------
CCM Qualified Master Fund, Ltd.*

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CUSIP NO. 04315D400                     13D                          PAGE 8 OF 8
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